Exhibit 99.3

Historical Pro Forma KPIs

8/11/2015 2 Pro Forma KPIs – Consolidated 2014 Actual 2014 2015 Q1 Q2 Q3 Q4 Total Q1 Q2 Q3 9M 9M GAMING Installed base (end of period) Casino 44,198 41,437 39,102 37,537 37,537 35,760 35,332 34,755 39,102 34,755 VLT - Government Sponsored (ex-Italy) 16,825 16,733 16,637 16,524 16,524 16,526 16,515 15,932 16,637 15,932 VLT - Italy Supplier (B2B) 8,136 8,202 8,378 8,392 8,392 8,529 8,465 8,439 8,378 8,439 Total installed base 69,159 66,372 64,117 62,453 62,453 60,815 60,312 59,126 64,117 59,126 Year-over-Year growth -12.1% -9.1% -7.8% -7.8% Sequential quarter growth -4.0% -3.4% -2.6% -2.6% -0.8% -2.0% Revenue per Unit (RPUs) 35.28 $ 34.51 $ 36.33 $ 33.81 $ 40.09 $ 34.13 $ 34.52 $ 33.95 $ 35.64 $ 34.11 $ Year-over-Year growth -3.3% 0.0% -6.6% -4.3% Sequential quarter growth -2.2% 5.3% -6.9% 1.0% 1.1% -1.6% Additional Italian Network Details: VLT - Operator (B2C) 10,675 10,894 10,859 10,956 10,956 10,938 10,988 10,955 10,859 10,955 AWP 69,385 69,726 68,249 65,316 65,316 63,840 62,156 60,262 68,249 60,262 Machine units shipped 9,839 9,401 12,701 9,528 41,469 6,828 10,147 6,622 31,941 23,597 Year-over-Year growth -30.6% 7.9% -47.9% -26.1% Sequential quarter growth -4.5% 35.1% -25.0% -28.3% 48.6% -34.7% New/Expansion 3,365 2,494 2,643 1,358 9,860 595 2,187 1,399 8,502 4,181 Year-over-Year growth -82.3% -12.3% -47.1% -50.8% Sequential quarter growth -25.9% 6.0% -48.6% -56.2% 267.6% -36.0% Replacement 6,474 6,907 10,058 8,170 31,609 6,233 7,960 5,223 23,439 19,416 Year-over-Year growth -3.7% 15.2% -48.1% -17.2% Sequential quarter growth 6.7% 45.6% -18.8% -23.7% 27.7% -34.4% LOTTERY Global lottery same-store revenue growth Instants & draw games 3.5% 2.9% 5.7% 4.2% 4.1% 5.0% 8.0% 6.7% 4.0% 6.2% Multistate Jackpots 14.7% -35.4% -34.0% -20.1% -21.0% 7.8% -2.5% 2.6% -21.4% 3.5% Total lottery same-store revenue growth (ex-Italy) 4.8% -3.1% -0.4% 0.7% 0.5% 5.4% 6.9% 6.2% 0.4% 5.9% Italy lottery revenue growth -2.5% -0.3% 6.8% 2.7% 1.6% 4.8% 3.6% -3.9% 1.2% 1.4% 2014 Actual 2015 Actual

8/11/2015 3 Pro Forma KPIs – North America 2014 Actual 2014 2015 Q1 Q2 Q3 Q4 Total Q1 Q2 Q3 9M 9M GAMING Installed base (end of period) Casino 30,026 29,190 28,554 27,727 27,727 25,882 25,516 25,237 28,554 25,237 VLT - Government Sponsored 16,575 16,483 16,387 16,274 16,274 16,276 16,265 15,682 16,387 15,682 Installed base 46,601 45,673 44,941 44,001 44,001 42,158 41,781 40,919 44,941 40,919 Year-over-Year growth -9.5% -8.5% -8.9% -8.9% Sequential quarter growth -2.0% -1.6% -2.1% -4.2% -0.9% -2.1% Machine units shipped 7,055 5,216 6,541 5,482 24,294 5,241 6,218 3,326 18,812 14,785 Year-over-Year growth -25.7% 19.2% -49.2% -21.4% Sequential quarter growth -26.1% 25.4% -16.2% -4.4% 18.6% -46.5% New/Expansion 2,666 2,047 2,053 651 7,417 329 974 895 6,766 2,198 Year-over-Year growth -87.7% -52.4% -56.4% -67.5% Sequential quarter growth -23.2% 0.3% -68.3% -49.5% 196.0% -8.1% Replacement 4,389 3,169 4,488 4,831 16,877 4,912 5,244 2,431 12,046 12,587 Year-over-Year growth 11.9% 65.5% -45.8% 4.5% Sequential quarter growth -27.8% 41.6% 7.6% 1.7% 6.8% -53.6% Double Down Revenue ($ Thousands) 68,825 $ 71,751 $ 75,090 $ 79,353 $ 295,019 $ 80,643 $ 73,010 $ 79,748 $ 215,666 $ 233,401 $ Mobile penetration 32.0% 34.0% 36.0% 39.0% 35.3% 41.2% 47.2% 50.0% 34% 46% DAU (Daily Active Users) 1 1,775 1,833 1,816 1,910 1,835 1,929 1,839 1,852 1,808 1,873 MAU (Monthy Active Users) 1 6,218 5,975 5,717 5,212 5,770 4,734 4,421 4,536 5,970 4,564 Bookings per DAU ($0.00) 1 0.43 $ 0.43 $ 0.46 $ 0.43 $ 0.44 $ 0.47 $ 0.45 $ 0.48 $ 0.44 $ 0.47 $ 1 As a single application with multiple games, active users equal unique users LOTTERY Global lottery same-store revenue growth Instants & draw games 2.4% 3.6% 5.4% 6.1% 4.4% 6.2% 7.6% 8.5% 3.8% 7.5% Multistate Jackpots 19.4% -39.2% -37.7% -27.2% -24.3% 8.3% -2.6% 3.8% -23.3% 3.8% Total lottery same-store revenue growth (ex-Italy) 4.7% -4.3% -2.5% 0.3% -0.5% 6.5% 6.4% 8.0% -0.8% 7.0% 2014 Actual 2015 Actual

8/11/2015 4 Pro Forma KPIs - International 2014 Actual 2014 2015 Q1 Q2 Q3 Q4 Total Q1 Q2 Q3 9M 9M GAMING Installed base (end of period) Casino 14,172 12,247 10,548 9,810 9,810 9,878 9,816 9,518 10,548 9,518 VLT - Government Sponsored 250 250 250 250 250 250 250 250 250 250 Installed base 14,422 12,497 10,798 10,060 10,060 10,128 10,066 9,768 10,798 9,768 Year-over-Year growth -29.8% -19.5% -9.5% -9.5% Sequential quarter growth -13.3% -13.6% -6.8% 0.7% -0.6% -3.0% Machine units shipped 2,784 4,185 6,160 4,046 17,175 1,587 3,929 3,296 13,129 8,812 Year-over-Year growth -43.0% -6.1% -46.5% -32.9% Sequential quarter growth 50.3% 47.2% -34.3% -60.8% 147.6% -16.1% New/Expansion 699 447 590 707 2,443 266 1,213 504 1,736 1,983 Year-over-Year growth -61.9% 171.4% -14.6% 14.2% Sequential quarter growth -36.1% 32.0% 19.8% -62.4% 356.0% -58.5% Replacement 2,085 3,738 5,570 3,339 14,732 1,321 2,716 2,792 11,393 6,829 Year-over-Year growth -36.6% -27.3% -49.9% -40.1% Sequential quarter growth 79.3% 49.0% -40.1% -60.4% 105.6% 2.8% LOTTERY Global lottery same-store revenue growth Instants & draw games 5.9% 1.4% 6.4% 0.2% 3.4% 2.1% 9.0% 1.9% 4.6% 2.8% Multistate Jackpots -5.6% -15.7% -11.6% 23.5% -3.4% 5.2% -2.0% -3.7% -11.3% 1.9% Total lottery same-store revenue growth (ex-Italy) 5.0% -0.2% 5.0% 1.7% 2.9% 2.3% 8.1% 1.6% 3.3% 2.7% 2014 Actual 2015 Actual

8/11/2015 5 Pro Forma KPIs - Italy 2014 Actual 2014 2015 Q1 Q2 Q3 Q4 Total Q1 Q2 Q3 9M 9M GAMING Installed base (end of period) VLT - Italy Supplier (B2B) 8,136 8,202 8,378 8,392 8,392 8,529 8,465 8,439 8,378 8,439 Year-over-Year growth 4.8% 3.2% 0.7% 0.7% Sequential quarter growth 0.8% 2.1% 0.2% 1.6% -0.8% -0.3% Additional Italian Network Details: VLT - Operator (B2C) 10,675 10,894 10,859 10,956 10,956 10,938 10,988 10,955 10,859 10,955 AWP 69,385 69,726 68,249 65,316 65,316 63,840 62,156 60,262 68,249 60,262 Wagers VLT - Operator (B2C) (€ mln) 1,497 1,367 1,306 1,430 5,600 1,373 1,306 1,314 4,170 3,993 AWP (€ mln) 1,140 1,102 1,085 1,183 4,511 1,131 1,072 1,026 3,328 3,229 Gaming Interactive (€ mln) 473 444 423 449 1,789 466 414 378 1,340 1,258 LOTTERY / OTHER Lotto Wagers (€ mln) 1,569 1,560 1,754 1,746 6,629 1,817 1,728 1,677 4,883 5,222 10eLotto 823 822 963 1,011 3,619 1,074 1,056 1,009 2,608 3,140 Core 686 613 610 642 2,552 638 566 605 1,910 1,809 Late Numbers 60 125 181 93 459 105 106 63 365 273 S&W Wagers (€ mln) 2,476 2,315 2,176 2,436 9,403 2,302 2,215 2,108 6,967 6,625 Italy lottery revenue growth -2.5% -0.3% 6.8% 2.7% 1.6% 4.8% 3.6% -3.9% 1.2% 1.4% Sports Betting Wagers 1 251 218 173 250 893 257 205 167 643 628 Sports Betting Payout (%) 1 74.9% 82.4% 76.2% 86.3% 80.2% 84.7% 82.9% 81.9% 77.8% 83.4% 1 Includes Virtual Wagers and Pools & Horses 2014 Actual 2015 Actual